1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 30, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/05/26:	Major resolutions of 2023 Annual General Meeting

99.02	Announcement on 2023/05/26:	Announcement of the resolution of the Company's Annual General Meeting to release non-competition restrictions on directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

1.

EXHIBIT 99.01

Major resolutions of 2023 Annual General Meeting

Date of events: 2023/05/26

Contents:

1.
Date of the shareholders meeting: 2023/05/26

2.
Important resolutions (1) Profit distribution/ deficit compensation:

Ratified 2022 earnings distribution proposal with cash dividend NT$4.702 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.
Important resolutions (2) Amendments to the corporate charter:

Approved amendments to the Articles of Incorporation of the Company.

4.
Important resolutions (3) Business report and financial statements:

Ratified 2022 business report and financial statements.

5.
Important resolutions (4) Elections for board of directors and supervisors: None

6.
Important resolutions (5) Any other proposals:

Approved release of non-competition restrictions on directors.

7.
Any other matters that need to be specified: None

EXHIBIT 99.02

Announcement of the resolution of the Company's Annual General Meeting to release non-competition restrictions on directors

Date of events: 2023/05/26

Contents:

1.
Date of the shareholders meeting resolution: 2023/05/26

2.
Name and title of the director with permission to engage in competitive conduct: Director: Hsiu-Chuan Tsai

3.
Items of competitive conduct in which the director is permitted to engage: Supervisor, Central News Agency

4.
Period of permission to engage in the competitive conduct: During the term of being a director of the Company

5.
Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act): The proposal has been approved by the majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares.

6.
If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A

7.
Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.
Address of the mainland China area enterprise: N/A

9.
Operations of the mainland China area enterprise: N/A

10.
Impact on the company's finance and business: None

11.
If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A

12.
Any other matters that need to be specified: None